SILVERMAN SHIN & BYRNE PLLC Wall Street Plaza 22nd Floor 88 Pine Street NEW YORK, NY 10005 212.779.8600 Facsimile: 212.779.8858 __________	New Jersey 19 Engle Street Tenafly, NJ 07670 (201) 567-4969

May 19, 2017

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.
Registration Statement on Form S-1
Filed May 4, 2017
File No. 333-217671

Dear Ms. Hayes:

On behalf of Hemispherx Biopharma, Inc. (the “Company”), I hereby file Amendment No. 1 (the “Amendment”) to the above referenced registration statement (the “Registration Statement”) and respond to the comments contained in your May 15, 2017 comment letter. Please note that the primary reason for the Amendment is to incorporate by reference filings made after the Registration Statement was filed.

Comment No. 1. We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Response: The Commission granted confidential treatment to the Company’s request for confidential treatment (File No. 000-27072 - CF# 34626) on May 16, 2017.

Please note that the Company has filed an acceleration request simultaneously herewith.

Very truly yours,

/s/ Richard Feiner
Richard Feiner

cc:	Adam Pascale